Exhibit 23.1

Consent of Independent Registered
Public Accounting Firm

We consent to the incorporation by reference in the registration statement of the Simmons First National Corporation 2006 Employee Stock Purchase Plan on Form S-8 (File No. _______) of our reports dated February 15, 2006, on our audits of the consolidated financial statements of Simmons First National Corporation as of December 31, 2005 and 2004, and for the years ended December 31, 2005, 2004 and 2003, which report is included in this Annual Report on Form 10-K. We also consent to the incorporation by reference of our report dated February 15, 2006, on our audit of the internal control over financial reporting of Simmons First National Corporation as of December 31, 2005, which report is included in this Annual Report on Form 10-K.

/s/ BKD, LLP
Pine Bluff, Arkansas
November 10, 2006